September 8, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                   Jeffrey P. Riedler

Michael Rosenthall

RE:              ARYx Therapeutics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 30, 2010

Schedule 14A

Filed April 16, 2010

File No. 001-33782

Ladies and Gentlemen:

We are transmitting this letter in response to comments (the “Comments”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated August 9, 2010, regarding (i) ARYx Therapeutics, Inc.’s (the “Company”) Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009, filed on March 30, 2010 (the “Annual Report”) and (ii) the Company’s Definitive Proxy Statement on Schedule 14A for the Company’s 2010 annual meeting of stockholders, filed on April 16, 2010 (the “2010 Proxy Statement”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

1.              As disclosed on page 40, some of the registrant’s intellectual property or technology and related patents were in-licensed rather than developed internally.  As to each of the registrant’s four pipeline products which are in the clinical phase, please disclose the extent to which these products were developed internally or by in-licensing intellectual property.  Disclose the material terms of all in-licensing agreements related to these products and file the agreement as exhibits to the 10-K.  Alternatively, provide us the Company’s analysis as to why any such agreements need not be filed as exhibits.

The Company respectfully acknowledges the Staff’s comment and confirms that all the Company’s intellectual property has been developed internally, as more fully described under the headings “Our Product Candidates” and “Patents and Intellectual Property” in our Annual Report.  Accordingly, the Company has revised the risk factor disclosure in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, filed with the Commission on August

16, 2010, to reflect that each of the Company’s four pipeline products which are in the clinical phase have been developed internally rather than by in-licensing intellectual property.

Definitive Proxy Statement on Schedule 14A

Compensation Committee Process

2.              Please identify the members of the peer group identified by Radford for use in benchmarking executive compensation.

The Company respectfully acknowledges the Staff’s comment, and proposes to make the following disclosure in its next proxy statement (blacklining reflects changes from the  2010 Proxy Statement):

Beginning in 2007 in connection with our initial public offering, the Compensation Committee has retained Radford Surveys + Consulting, or Radford, an independent compensation consulting firm, to provide us and the Compensation Committee with assistance in reviewing our overall compensation philosophy in comparison to market trends and industry standards, designating a peer group of companies for benchmarking and assessing competitive market data on executive compensation, as well as for non-executive employees. Radford also attends meetings from time to time at the request of the Compensation Committee and makes recommendations, including recommendations relating to executive compensation. During 2009, the Compensation Committee again retained Radford to advise on executive compensation, including assessing pay philosophy and recommending modification of our peer group of companies based on our current business parameters.  The peer group identified by Radford in 2009 consisted of the following companies:

•                  ACADIA Pharmaceuticals Inc.;

•                  Affymax, Inc.;

•                  Alexza Pharmaceuticals, Inc.;

•                  Alnylam Pharmaceuticals, Inc.;

•                  Biodel Inc.;

•                  Cadence Pharmaceuticals, Inc.;

•                  Cytokinetics, Inc.;

•                  Cytori Therapeutics Inc.;

•                  Geron Corporation;

•                  Ligand Pharmaceuticals Inc.;

•                  MAP Pharmaceuticals Inc.;

•                  Optimer Pharmaceuticals, Inc.;

•                  Orexigen Therapeutics, Inc.;

•                  Poniard Pharmaceuticals, Inc.;

•                  Rigel Pharmaceuticals, Inc.;

•                  Synta Pharmaceuticals Corp.;

•                  Targanta Therapeutics Corporation;

•                  Trubion Pharmaceuticals, Inc.; and

•                  XenoPort, Inc.

Nominating and Corporate Governance Committee

3.              We note your disclosure here that, “the Nominating and Corporate Governance Committee considers diversity …”  Please describe how the Committee considers diversity, as required by Item 407(c)(2)(vi) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and proposes to enhance the disclosure in its next proxy statement as follows (blacklining reflects changes from the 2010 Proxy Statement):

Our Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including the ability to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Nominating and Corporate Governance Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of ARYx, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our stockholders. However, the Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Board, our operating requirements and the long-term interests of our stockholders. ~~In conducting this assessment, the Nominating and Corporate Governance Committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the Board and ARYx, to maintain a balance of knowledge, experience and capability.~~  The Nominating and Corporate Governance Committee believes that the Board should be comprised of individuals whose backgrounds and experience complement those of other Board members, and also considers whether a prospective nominee promotes a diversity of talent, skill, expertise, background, perspective and experience, including with respect to age, gender, ethnicity, place of residence and specialized experience.  The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and nominees are not required to possess any particular attribute.  In the case of incumbent directors whose terms of office are set to expire, unless the Board chooses to undertake this assessment, the Nominating and Corporate Governance Committee reviews these directors’ overall service to ARYx during their terms, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair the directors’ independence. For the Annual Meeting, the Nominating and Corporate Governance Committee assessed the qualifications and overall service of Mr. Beier, Dr. Goddard and Mr. Rosenman, before recommending to our Board these director nominees for reelection by our stockholders at the Annual Meeting. In the case of new director candidates, the Nominating and Corporate Governance Committee also determines whether the nominee is independent for NASDAQ purposes, which determination is based upon applicable NASDAQ listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Corporate Governance Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Nominating and Corporate Governance Committee meets to discuss and consider the candidates’ qualifications and then selects a nominee for recommendation to the Board by majority vote.

The Company further acknowledges that:

•                 The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                 Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                 The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (510) 585-2200 or Jim Fulton of Cooley LLP, outside counsel to the Company, at (650) 843-5103 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Paul Goddard, Ph.D.

Paul Goddard, Ph.D.
Chief Executive Officer and Chairman of the Board

cc:	James F. Fulton, Jr., Cooley LLP